                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------
                      BERINGER WINE ESTATES HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                           BORDEAUX ACQUISITION CORP.
                         FOSTER'S BREWING GROUP LIMITED
                       (Name of Filing Persons (Offerors))

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  NOT AVAILABLE
                                    084102102
                    (CUSIP Numbers of Classes of Securities)
                             -----------------------
                                  PETER BOBEFF
                         FOSTER'S BREWING GROUP LIMITED
                             77 SOUTHBANK BOULEVARD
                        SOUTHBANK VICTORIA AUSTRALIA 3006
                                011-613-9633-2000
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Filing
                                    Persons)
                             -----------------------
                                    COPY TO:
                                JAMES E. O'BANNON
                                 MARILYN SONNIE
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                             -----------------------

The transaction to which the statement relates is a third-party tender offer subject to Rule 14d-1.

      Bordeaux Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Foster's Brewing Group Limited., a corporation organized under the laws of the State of South Australia, Commonwealth of Australia ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed on September 1, 2000, with respect to their offer to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Class A Shares") of Beringer Wine Estates Holdings, Inc., a Delaware corporation (the "Company") and all of the outstanding shares of Class B common stock, par value $0.01 per share (the "Class B Shares" and together with the Class A Shares, the "Shares"), of the Company at a purchase price of $55.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule TO.

ITEM 2.     SUBJECT COMPANY INFORMATION.

      The second paragraph under the caption "8. Certain Information Concerning Beringer -- CERTAIN PROSPECTIVE FINANCIAL INFORMATION." in the Offer to Purchase is amended to read in its entirety as follows:

      "THE PROJECTED FINANCIAL INFORMATION SET FORTH BELOW NECESSARILY REFLECTS NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN AND BEYOND THE CONTROL OF BERINGER OR FOSTER'S, AND DOES NOT TAKE INTO ACCOUNT ANY CHANGE IN BERINGER'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE OFFER AND THE MERGER. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE BERINGER PROSPECTIVE FINANCIAL INFORMATION WILL BE VALID AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS. NO SPECIFIC ASSUMPTIONS RELATING TO SUCH BERINGER PROSPECTIVE FINANCIAL INFORMATION WERE FURNISHED BY BERINGER TO FOSTER'S. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT BERINGER, FOSTER'S OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. BERINGER MADE NO REPRESENTATIONS TO PURCHASER OR FOSTER'S REGARDING THE BERINGER PROSPECTIVE FINANCIAL INFORMATION."

      The second paragraph under the caption "8. Certain Information Concerning Beringer -- AVAILABLE INFORMATION." in the Offer to Purchase is amended to read in its entirety as follows:

      "Although neither Foster's nor Purchaser believes, as of the date of the Offer to Purchase, that statements contained based upon such documents are untrue in any material respect, neither Foster's nor Purchaser has verified the accuracy or completeness of such information."

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The seventh and eighth paragraphs under the caption "10. Source and Amount of Funds" in the Offer to Purchase is amended to read in its entirety as follows:

      "On August 30, 2000, Foster's announced an equity placement in Australia which was fully subscribed. This equity placement raised A$700 million (approximately US$400 million), including A$200 million in oversubscriptions. The equity placement was completed on September 5, 2000. On August 30,
2000, Foster's also placed $400 million of subordinated exchangeable bonds which will be issued by a subsidiary of Foster's and guaranteed by Foster's. The bonds were fully subscribed for, have a 4.75% coupon and are exchangeable for Foster's ordinary shares at an exchange price of A$5.00 per share. The closing of the bond offering is expected to occur in early October 2000. If the purchase of the Shares occurs prior to the bond closing, Foster's intends to use funds available under the Bridging Facility to provide the additional funds necessary to purchase the Shares in the Offer."

      "The closing of the bond offering is subject to customary underwriting conditions, including (1) no material adverse change in the business, financial condition, prospects or results of operations of Foster's and its principal subsidiaries taken as a whole, (2) the accuracy of the representations and warranties made by Foster's in the underwriting agreement for the bond offering,
(3) the delivery of certificates by Foster's and legal opinions by legal counsel to Foster's, (4) no suspension or limitation of trading in securities generally on the New York Stock Exchange, the London Stock Exchange, Nasdaq Stock Market or the Australian Stock Market, (5) any banking moratorium declared by the United States, Federal, New York, Australian or United Kingdom authorities or any suspension of payments in respect of banks in the United States, (6) a decline by 50% or more in any of the Dow Jones Industrial Average, Standard & Poor's 500 Index, Australian Stock Exchange Index or FTSE 100 Index, (7) any commencement of war, armed hostilities or other international or national calamity directly involving the United States, the United Kingdom, Australia, Japan, Russia or China or having a material adverse effect on the functionality of financial markets in the United States, United Kingdom or Australia, and (8) in the case of any of the foregoing existing on the date of the underwriting agreement for the bond offering, a material acceleration or worsening thereof, which in the reasonable opinion of the underwriter may prejudice materially the applicable offering.

      At the present time, Foster's has no reason to believe that the funds necessary to purchase the shares in the Offer and the Merger will not be available from the proceeds of the bond offering and borrowings under the Credit Facilities. However, Foster's does not currently have in place any alternative financing plans if those funds are not available as anticipated."

ITEM 11.    ADDITIONAL INFORMATION.

      The eighth paragraph under the caption "14. Certain Conditions of the Offer" in the Offer to Purchase is amended to read in its entirety as follows:

      "Subject to the obligations or Foster's and Purchase under the Merger Agreement, the forgoing conditions are for the sole benefit of Foster's and may be asserted by Foster's regardless of the circumstances (including any action or inaction by Foster's) giving rise to any such conditions and such conditions, other than the Minimum Condition, may be waived by Foster's in whole or in part at any time and from time to time, in each case, in the exercise of the good faith judgment of Foster's and subject to the terms of the Merger Agreement. The failure by Foster's at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, subject to the terms of the Merger Agreement, each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for those conditions dependent on the receipt of necessary governmental approvals, which survive the expiration of the Offer)."

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 20, 2000                 FOSTERS BREWING GROUP LIMITED

                                          By:      /s/ Peter Bobeff
                                                ----------------------
                                                Name:  Peter Bobeff
                                                Title: Director



                                          BORDEAUX ACQUISITION CORP.

                                          By:      /s/ Peter Bobeff
                                                ----------------------
                                                Name:  Peter Bobeff
                                                Title: Director